July 29, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn: Craig D. Wilson, Senior Assistant Chief Accountant

Re:	Sohu.com Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 000-30961

Dear Mr. Wilson:

We are transmitting this letter on behalf of our client Sohu.com Inc. (“Sohu”) in response to the comments contained in a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Ms. Carol Yu, Co-President and Chief Financial Officer of Sohu, dated July 8, 2010 (the “Second Comment Letter”), regarding Sohu’s Form 10-K for the year ended December 31, 2009 (the “Form 10-K”), including executive compensation disclosures incorporated by reference from Sohu’s definitive proxy statement on Schedule 14A, filed with the SEC on April 30, 2010 (the “Proxy Statement”). A written statement from Sohu making certain acknowledgments in connection with this letter and the Form 10-K is being submitted separately to the Staff.

Sohu’s responses to the Second Comment Letter are set forth below. The comments are numbered so as to correspond to the comment numbers in the Second Comment Letter.

RESPONSES TO SECOND COMMENT LETTER

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 30, 2010)

Compensation Discussion and Analysis, page 13

General

Staff Comment

1.	We note that you have included executive compensation information for your principal executive officer, principal financial officer, and two additional executive officers. Although this is consistent with your Item 10 disclosure, the management team page of your website suggests that you may have additional executive officers. In your response letter, please explain why you have not provided executive compensation disclosure for a third executive officer. See Item 402(a)(3)(iii) of Regulation S-K and Exchange Act Rule 3b-7.

Securities and Exchange Commission

July 29, 2010

Sohu Response

In determining the executive officers of Sohu for the December 31, 2009 fiscal year in addition to Charles Zhang, the Chairman and Chief Executive Officer, and Carol Yu, the Co-President and Chief Financial Officer, Sohu’s Board of Directors considered the titles, duties, and responsibilities of the persons listed as Sohu “management” on Sohu’s Web site, as well as Tao Wang’s position and duties with Sohu’s NASDAQ-listed majority owned subsidiary Changyou.com Limited (“Changyou”; NASDAQ: “CYOU”), and concluded that Belinda Wang and Xiaochuan Wang were the only other executive officers of Sohu.

Ms. Wang, the Co-President and Chief Operating Officer, has significant operational and policy-making responsibilities, overseeing company operations generally, and also is in charge of brand advertising sales, and Xiaochuan Wang, the Chief Technology Officer, is in charge of the development and operation of Sohu’s Web pages, with responsibilities that include strategic planning and determination of technological innovations, including the allocation of resources to the development of future products.

Because the persons designated as “Vice Presidents” do not have significant operational or policy making functions in their areas of responsibility (which are instead overseen by Sohu’s senior management), and because such persons’ hiring, responsibilities, and possible termination are determined by Sohu’s senior management rather than Sohu’s Board of Directors, Sohu’s Board and management concluded that such persons do not come within the definition of “executive officer” in Rule 3b-7 under the Securities Exchange Act of 1934 (the “Exchange Act”).

Sohu’s Board of Directors also considered Tao Wang’s position as Chief Executive Officer of Changyou and concluded that Mr. Wang was not an executive officer of Sohu for purposes of Rule 3b-7 under the Exchange Act. Sohu’s Board reached this conclusion in the light of Charles Zhang’s position as both Chairman and CEO of Sohu and Chairman of Changyou, through which Dr. Zhang is ultimately in charge of the significant functions of Changyou that can be expected to have an impact on Sohu. As CEO of Changyou Mr. Wang is responsible for various aspects of online game development and implementation, but he has not been granted the power or authority over major policy-making decisions of Changyou, and Dr. Zhang oversees all major strategic decisions for Changyou that are significant enough to have a material impact on Sohu.

Administration and Process, page 13

Staff Comment

2.	We note that your compensation committee annually reviews the overall compensation of your named executive officers, generally based on the recommendations by your chief executive officer. Please tell us whether and to what extent your chief executive officer has a role in determining his own compensation.

Securities and Exchange Commission

July 29, 2010

Sohu Response

Charles Zhang, Sohu’s Chief Executive Officer, has only incidental involvement in the process by which his compensation is determined. As discussed in more detail in the response below to Staff comment number 2, Sohu’s human resources department (“HR”) annually gathers and reviews available data concerning the types and levels of compensation of similarly situated executive officers and prepares draft recommendations as to the overall cash compensation and the components of the compensation of each of Sohu’s executive officers. HR then submits the draft to Sohu’s Chief Financial Officer, who reviews the draft with a focus on review of the recommended performance measures for each executive and their weights as related to the targeted annual bonus, and to Sohu’s Chief Executive Officer, who reviews the draft with a focus on the total amount of targeted cash compensation. HR then submits the draft, incorporating the Chief Financial Officer’s and the Chief Executive Officer’s comments, to the compensation committee, which reviews the draft and then discusses it with the Chief Executive Officer. HR makes revisions based on comments from the compensation committee. Once the compensation committee approves the final form, the compensation for the Chief Executive Officer is submitted to the full Board of Directors for approval, and Dr. Zhang does not participate in the Board’s vote in this regard.

Competitive Compensation Packages, page14

Staff Comment

3.	We note that your compensation committee considers the compensation practices of certain peer companies, which you have identified on page 14. We also note that you generally aim to set total compensation so that it is at the median of the total compensation paid by your peer companies to ensure competitiveness of your compensation. However, your discussion of the various elements of compensation, such as base salary, annual performance-based cash bonuses, and long term equity awards does not specifically explain how you arrived at the actual amounts paid for each named executive officer or how those amounts compare to the benchmark used. Please provide us with this information. Note also that where actual payments were above or below the benchmark, you should discuss the reasons for any material variations.

Sohu Response

HR proposes targeted total compensation for each executive officer in the light of (i) data concerning amounts paid by peer companies, targeting median total compensation paid by peers to comparable executive officers with the goal of allowing Sohu to be competitive in the market for executive talent, (ii) the individual officer’s level of responsibility within Sohu, with the goal of promoting a sense of fairness among Sohu employees, (iii) performance targets for the individual executive, and (iv) changes in the U.S. dollar to Chinese Yuan exchange rate;

HR allocates the targeted total compensation for each executive officer into four components, consisting of (i) allowances, such as housing allowances, ranging from $15,000 to $100,000, (ii) base salaries, (iii) a targeted annual performance bonuses, which generally are approximately 50% of base salary, and (iv) equity awards.

Securities and Exchange Commission

July 29, 2010

Total compensation targeted, and total compensation actually paid, to each of Sohu’s executive officers for 2009 was within the benchmark median range of the peer group of companies.

Base Salary, page 15

Staff Comment

4.	With respect to base salaries paid to your executive officers, please tell us how the committee determined the specific amounts paid to each named executive officer on an individualized basis, including how the determination to increase base salaries for all of the named executive officers in the amounts reflected in the summary compensation table was made. In this regard, we note that the compensation committee considers the named executive officer’s previous salary, amounts paid to the named executive officer’s peers both within and outside the company, and the named executive officer’s prior performance and that base salaries for your named executive officers were adjusted in part in 2009 to account for a decrease in the exchange rate. Your disclosure should include a more detailed discussion that provides substantive analysis and insight into how the committee made actual payout determinations for the fiscal year for which compensation is being reported.

Sohu Response

As indicated in the Proxy Statement and in the response to comment 3 above, Sohu’s goal, for competitive recruitment and retention reasons, is to keep its executives’ salaries approximately at the median of peer group companies. In addition to any appreciation of the RMB, HR also considers (i) the overall performance of Sohu’s business, (ii) any increases in the overall volume of Sohu’s business, (iii) any increases in each executive officer’s level of responsibility, and (iv) any increases in the market share of Sohu products. HR’s primary considerations in making its recommendation to Sohu’s compensation committee for across the board increases in the base salaries of each of the executive officers between 2008 and 2009 were that (i) Sohu’s overall business growth exceeded expectations, and revenues increased by over 30%, (ii) the responsibilities of each of Charles Zhang, Carol Yu, and Belinda Wang increased, with Dr. Zhang and Ms. Wang having greater duties as a result of Sohu’s former chief operating officer’s resignation from Sohu, which he announced at the end of 2008, and Ms. Yu’s having to devote considerable attention to the carve-out and planned IPO of Sohu’s online game business, and (iii) HR’s perception that Wang Xiaochuan was doing well in developing new products, with Sogou Browser and the Sogou Pinyin Input Method gaining market share.

2009 Executive Bonus Plan, page 16

Staff Comment

5.	We note that once the overall bonus opportunity is calculated, the chief executive officer - or the compensation committee, with respect to the chief executive officer - has the discretion to adjust the bonus opportunity up to 150%, based on such named executive officer’s individual performance during the year. Please clarify whether there is discretion to adjust the bonus opportunity downward. In addition, state whether discretion was exercised to increase (or decrease) the size of any award or payout and, if so, discuss the specific factors taken into consideration in adjusting the bonus amount.

Securities and Exchange Commission

July 29, 2010

Sohu Response

The compensation committee, in the case of Sohu’s Chief Executive Officer, and the Chief Executive Officer have the discretion to adjust the bonus opportunity downward, but generally do not expect to do so unless the executive’s performance is deemed to have fallen below expectations. Generally, neither the compensation committee nor the Chief Executive Officer establish in advance specific criteria for adjusting the bonus upward (or downward), but makes an assessment retroactively based on its or his judgment, as the case may be, of the executive officer’s having exceeded expectations in his or her area of responsibility. In 2009, the Chief Executive Officer exercised such discretion to increase the bonuses for Carol Yu and Belinda Wang. For Ms. Yu, the increase was primarily due to her contribution to Changyou’s successful IPO and for Ms. Wang, the increase was based on the Chief Executive Officer’s judgment that Ms. Wang’s performance in growing Sohu’s brand-advertising sales had exceeded expectations, as well as her successfully taking on more responsibility in the wake of the former chief operating officer’s departure.

Staff Comment

6.	It appears that the 2009 performance bonus component targets were exceeded for each of your named executive officers. Please confirm if true, whether corporate performance targets were met, and if exceeded, clarify by how much. Ensure that you address each performance bonus component for each of your named executive officers on an individual basis.

Sohu Response

The bonus levels for Sohu’s Chief Executive Officer and Chief Financial Officer are determined based on overall corporate performance, including revenue and profit targets and targets for revenue growth in comparison with Sohu’s peers; the bonus level for Sohu’s Chief Operating Officer is determined based on revenue and profit targets for advertising sales, and the bonus level for Sohu’s Chief Technology Officer is determined based on corporate performance, including revenue and profit targets and targets for revenue growth in comparison with Sohu’s peers, and an assessment by the Chief Executive Officer of the Chief Technology Officer’s contribution and success in technology and product development, with greater weight given to the latter. Sohu confirms that the applicable performance targets for each of the executive officers were exceeded in 2009 for each applicable category. Sohu respectfully submits to the Staff that the extent to which these criteria were exceeded is confidential financial information the disclosure of which would cause competitive harm to Sohu.

Staff Comment

7.	As noted in the comment above, it appears from your disclosure that individual performance was also considered in setting compensation levels. However, you have not included a discussion of how individual performance affected compensation for each named executive officer. Please describe the elements of individual performance that were taken into consideration in establishing, for example, annual performance-based cash bonuses, and any other elements of compensation for which individual performance was a factor. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Securities and Exchange Commission

July 29, 2010

Sohu Response

Performance criteria used for individual executive officers in determining cash bonus levels are described above under comment 6. Performance criteria for determining each executive’s base salary are essentially the same as those used for determining bonus levels, but are based on the prior year’s performance in the relevant categories.

Staff Comment

8.	You state on page 17 both that “target performance levels for each measure are intended to be reasonably attainable given maximum effort on the part of your named executive officers” and that “performance goals were designed to be aggressive and there was a risk that bonus awards would not be made at all or would be made at less than 100% of the target amounts.” Please clarify your disclosure with respect to how difficult it was for the executive or how likely it was for the company to achieve the undisclosed target levels. Refer to Instruction 4 to Item 402(b).

Sohu Response

Target performance levels combine internal factors that Sohu considers to be reasonably in the control of executive, such as, for example, the executive’s efforts within his or her area of responsibility, and external factors that are largely outside of the executive’s control, such as the financial or product development performance of Sohu’s peers. When setting targets, in view of the fact that the Chinese Internet market is highly competitive, Sohu places greater emphasis on internal performance goals for each executive, and seeks to provide the executive with resources geared to these internal targets, with the intention that the targets be achievable through hard work, leadership and team effort. The use of the term “reasonably attainable” with reference to performance levels reflects Sohu’s philosophy that setting unattainable objectives will not motivate its executives to seek to achieve the best possible performance, but that setting aggressive performance goals for executives and Sohu overall is beneficial to both Sohu and its executives. The executives are expected to understand and acknowledge, however, that external factors may nevertheless cause some or all of the goals to be unattainable.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Notes 23. Net Income per Share, pages F-36 and F-37

Staff Comment

9.	Refer to the formulas presented in your response to prior comment 6. Please clearly demonstrate how these formulas take into account the change in the company’s ownership in Changyou.com as a result of the April 7, 2009 IPO.

Securities and Exchange Commission

July 29, 2010

Sohu Response

Change in Sohu.com Inc.’s ownership in Changyou.com Limited as a result of Changyou’s IPO

Before the completion of Changyou’s IPO on April 7, 2009, Sohu, through a subsidiary, was the record holder of 95,000,000 shares of Changyou, which represented 100% of the economic interest in Sohu. Following the completion of the IPO in April 2009, Sohu held 70,250,000 shares, representing 66.8% of the economic interest in Changyou on a fully diluted basis, and this percentage remained the same as of June 30, 2010. The 95,000,000 shares held by Sohu prior to the IPO consisted of 80,000,000 shares held outright by Sohu and 15,000,000 shares that Sohu had granted to Tao Wang in January 2008, of which 7,000,000 were ordinary shares and 8,000,000 were restricted ordinary shares. However, as stated in Sohu’s Form-10K for the year ended December 31, 2009 on page F-10, Note 2 – “Changyou Transaction – Share Award to Tao Wang, Chief Executive Officer of Changyou,” Tao Wang was not entitled to participate in any distributions on Changyou shares, whether or not vested, until the earlier of Changyou’s completion of an initial public offering or February 2012, and in any event entitlement to distributions was subject to vesting of the shares. As a result, Tao Wang’s 7,000,000 ordinary shares and 8,000,000 restricted ordinary shares were treated as owned by Sohu prior to the completion Changyou’s IPO for both basic and diluted EPS calculations, because the IPO was not considered probable and, accordingly, the shares were not considered contingently transferrable to Tao Wang, until the IPO was consummated and the performance condition met. Once the IPO performance condition was met, the 15,000,000 shares were considered held by Tao Wang for purposes of Sohu’s diluted EPS calculations, using the treasury stock method for the unvested restricted shares.

The change in Sohu’s ownership in Changyou as a result of the IPO is illustrated below (share numbers are in thousands):

Shareholders	Pre - IPO		CYOU - Issuance of new shares	Sohu - Sales of CYOU shares	Sohu - CYOU share transfer to Tao Wang	CYOU - Share Incentive Plan	Post - IPO
	shares	%					shares	%
Sohu*	95,000	100.0%		(9,750)	(15,000)		70,250	66.8%**
Tao Wang	—				15,000		15,000	14.3%
CYOU Employees***	—					2,680	2,680	2.5%
Public shareholders	—		7,500	9,750			17,250	16.4%

Total	95,000	100.0%	7,500	—	—	2,680	105,180	100%

Notes:

*	Sohu’s sale of 9,750 Changyou shares includes 2,250 shares sold upon exercise of the underwriters’ the over-allotment option.
**	Upon completion of the IPO, 2,000 of Tao Wang’s 8,000 restricted shares became immediately vested. On a diluted basis, from Changyou’s perspective, upon completion of the IPO all 15,000 of the shares that had been granted to Tao Wang were deemed to have been transferred to Tao Wang, which, along with the other IPO-related share transactions shown above, reduced Sohu’s economic interest in Changyou to 66.8%. For purposes of Sohu’s diluted EPS calculation, a further adjustment was performed at the Sohu level, because under the treasury stock method some of the shares that had been granted Tao Wang were assumed to have been forfeited by him to Sohu. Accordingly, Sohu’s percentage holding for its diluted EPS calculation after the IPO was adjusted to 66.7% (as disclosed in Sohu’s Form 10-Q for the three months ended June 30, 2009) from 66.8%.

Securities and Exchange Commission

July 29, 2010

***	Changyou granted to officers and key employees other than Tao Wang restricted share units (“RSUs”) that vest over 4 years from February 2008, subject to the IPO performance condition being met. The dilution impact from these shares was calculated using the treasury stock method.

Calculation of Sohu’s diluted net income per share under ASU 260-10-55-64

As indicated in Sohu’s response to comment 6 in the Staff’s letter to Ms. Yu dated May 21, 2010 (the “First Comment Letter”), Changyou’s net income attributable to Sohu on a diluted basis was computed using formulas which are consistent with the requirements of ASU 260-10-55-64. The following table, showing the change in the calculation of Changyou’s net income attributable to Sohu on a diluted basis for the three months ended January 31, 2009, prior to the completion Changyou’s IPO, compared to the three months ended June 30, 2009, subsequent to the completion of Changyou’s IPO, illustrates the application of these formulas (U.S. dollar and share amounts in thousands):

	ASU 260- 10-55-64 formula	=	(A) Changyou’s diluted net income per share	X	(B) Number of Changyou ordinary shares held by Sohu	=	(C) Changyou’s total net income		X	(B) Number of Changyou ordinary shares held by Sohu	=	(C) Changyou’s total net income	X	(D) Percentage of Changyou shares held by Sohu on a diluted basis	=	Sohu formula
							(E) Changyou’s weighted average outstanding shares on a diluted basis

For 2009 Q1	33,504	=	0.35	(a) X	95,000	=	33,504	(c)	X	95,000	=	33,504	X	100%	=	33,504
Before CYOU IPO							95,000	(d)

For 2009 Q2	23,065	=	0.33	(b) X	70,250	=	34,528	(e)	X	70,250	=	34,528	X	66.8%	=	23,065
After CYOU IPO							105,180	(f)

Notes:
(a)	As reported in Changyou’s Form 6-K filed with the SEC on May 5, 2009 (“Changyou’s 2009 Q1 Form 6-K”), diluted earnings per ADS was $0.71. Each ADS represents two ordinary shares.
(b)	As reported in Changyou’ Form 6-K filed with the SEC on July 29, 2009 (“Changyou’s 2009 Q2 Form 6-K”), diluted earnings per ADS was $0.66.
(c)	As reported in Changyou’s 2009 Q1 Form 6-K.
(d)	As reported in Changyou’s 2009 Q1 Form 6-K, the number of ADSs used in computing diluted net income per ADS was 47,500.
(e)	As reported in Changyou’s 2009 Q2 Form 6-K.
(f)	As reported in Changyou’s 2009 Q2 Form 6-K, the number of ADSs used in computing diluted net income per ADS was 52,590.

Sohu appreciates the Staff’s comments and suggestions for more detailed disclosure regarding executive compensation, and will include additional details consistent with the above responses to comments 1 through 8 in its future definitive proxy statements. Sohu respectfully believes, however, that the existing disclosure in its in Form 10-K for the year ended December 31, 2009 is robust and consistent with the spirit, as well as the specific requirements, of Schedule 14A and Regulation S-K, and therefore that the 2009 Form 10-K, as amended in response to the Staff’s earlier comments, does not require further amendment.

Securities and Exchange Commission

July 29, 2010

Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft
Timothy B. Bancroft

cc:	Ms. Tamara J. Tangen (Division of Corporation Finance)

Ms. Stephani Bouvet (Division of Corporation Finance)

Ms. Maryse Mills-Apenteng (Division of Corporation Finance)

Ms. Carol Yu (Sohu.com Inc.)

Mr. Alex Ho (Changyou.com Limited)

Mr. James Deng (Sohu.com Inc.)

Jasmine Zhou, Esq. (Sohu.com Inc.)

Mr. William Lam (PricewaterhouseCoopers)

[SOHU.COM INC. LETTERHEAD]

July 29, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn:	Craig D. Wilson, Senior Assistant Chief Accountant

Re:	Sohu.com Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 000-30961

Dear Mr. Wilson:

In connection with the response of Sohu.com Inc. (“Sohu”), dated the date hereof, to a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned Carol Yu, Co-President and Chief Financial Officer of Sohu, dated July 8, 2010 (the “Second Comment Letter”), Sohu acknowledges that:

•	Sohu is responsible for the adequacy and accuracy of the disclosures in the Form 10-K referenced in the Second Comment Letter;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the referenced filings; and

•	Sohu may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Carol Yu

Carol Yu,
Co-President and Chief Financial Officer